Exhibit 3.2.1

ACA CAPITAL HOLDINGS, INC.

Incorporated Under the Laws of

the State of Delaware

First Amendment

as adopted on November 17, 2005

to the

BYLAWS

as adopted on September 15, 2004

Article III, Section 4 of the Bylaws shall be replaced in its entirety with the following:

ARTICLE III

DIRECTORS

                Section 4.               [RESERVED]

Article III, Section 5 of the Bylaws shall be replaced in its entirety with the following:

                Section 5.               Regular Meetings. Regular meetings of the Board of Directors shall be held at least annually for the purpose of considering such business as the Board of Directors considers relevant to the management of the Corporation, on such dates and at such times and places, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors, such determination to constitute the only notice of such regular meetings to which any director shall be entitled. In the absence of any such determination, such meetings shall be held, upon notice to each director, in accordance with Section 7 of this Article III, at such times and places, within or without the State of Delaware, as designated by the Chairman of the Board. At the first regular meeting following the annual meeting of stockholders or at such earlier time as the Chairman of the Board shall require for such purpose, in addition to considering such business as the Board of Directors considers relevant to the management of the Corporation, the Board of Directors shall elect officers of the Corporation.